UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 27, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Exa Corporation

File No. 333-176019 - CF#27132

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Exa Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 3, 2011.

Based on representations by Exa Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through March 31, 2016
Exhibit 10.3	through March 31, 2016
Exhibit 10.4	through August 3, 2012
Exhibit 10.5	through August 3, 2016
Exhibit 10.6	through August 3, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director